EXHIBIT 4(c).10

Sir Peter Oliver Gershon CBE

Old Rafters,

Magpie Lane,

Coleshill,

Amersham,

Buckinghamshire

HP7 0LU

1 August 2011

Dear Sir Peter,

Appointment as Non-Executive Deputy Chairman and Chairman

I am writing to confirm your appointment as a non-executive director of National Grid plc (the “Company”), to serve initially as Deputy Chairman and subsequently as Chairman of the Company. This letter sets out the terms and conditions covering your appointments as follows:

1	Appointment

1.1.1

Your appointment is subject to the provisions of the Companies Act 2006, the Listing, Prospectus, Disclosure and Transparency Rules of the Financial Services Authority, the Articles and any other laws and regulations in any applicable jurisdiction.

1.1.2

Your appointment as a non-executive director will take effect on 1 August 2011, from which date you agree to serve the Company initially as Deputy Chairman for a period of five months ending on 31 December 2011 and then, from 1 January 2012, you agree to serve the Company as Chairman.

1.1.3

Under the Articles you will be obliged to retire at the next AGM following your appointment as a non-executive director (which is expected to be held in July 2012) but will be eligible for re-election by shareholders at that meeting. Thereafter (and despite anything to the contrary in the Articles) in line with the recommendations of the UK Corporate Governance Code, you will be required to retire at each AGM. On your retirement at any such AGM, you will be eligible for re-election unless the Board determines otherwise, typically not later than the date of notice of any such meeting. If the Company chooses not to comply with the UK Corporate Governance Code, under the Articles you will be required to retire in the third calendar year following the AGM at which you were first elected, or subsequently re-elected, as a director by the shareholders of the Company.

1.1.4	The Board may require you to resign your roles as non-executive director, Deputy Chairman or Chairman at any time, subject to six month’s written notice.

2	Committees

This letter refers to your appointment as a non-executive director and Deputy Chairman and to your appointment as non-executive Chairman of the Company.

Your appointment to committees of the Board entails separate responsibilities as detailed in the terms of reference of the relevant committees. You will, upon appointment as Chairman, join the Nomination Committee, which you will chair and participate in key committees including Audit and Remuneration Committees, as approved by the Board from time to time.

3	Time Commitment

3.1

Overall we anticipate a time commitment of approximately one day per week while serving as Deputy Chairman and two days per week while serving as Chairman, but a greater time commitment could be necessary at times, particularly when travelling on Company business or in the case of significant events such as a major transaction or other corporate action.

3.2

This will include attendance at Board meetings, the AGM and other general meetings of shareholders, or any class of shareholders, separate meetings of non-executive directors where required, and chairing or otherwise participating in, as relevant, meetings of any committees of the Board to which you are appointed or otherwise attend.

3.3

In addition, you will be expected to devote appropriate preparation time ahead of each meeting and such other time as is reasonably required to discharge your duties as a director (for example if the Company is involved in increased activity because it is involved in a major transaction).

3.4

You confirm that you are able to allocate sufficient time to meet the expectations of each role to the satisfaction of the Board. The agreement of the Board should be sought before accepting additional commitments that might affect the time you are able to devote to your role as Chairman of the Company.

4	Role and Duties

4.1	General Duties

4.1.1

As Deputy Chairman, your duties will be those normally required of a non-executive director, but will also include an active involvement in the hand-over of the duties of the Company’s current Chairman.

4.1.2	In particular, you should have regard to the Guidance on Board Effectiveness, issued by the Financial Reporting Council in March 2011, of which an extract is included in Schedule 2 of this letter.

4.1.3

All directors must take decisions objectively in the interests of the Company and in compliance with their statutory and fiduciary duties and not do anything which is harmful to the Company or its business.

4.1.4

All directors are expected to comply with the Company’s policies, procedures, rules and regulations from time to time in force, including in particular, the Company’s Standards of Ethical Business Conduct and its Share Dealing Code.

4.2	Chairman’s Duties

In your role as Chairman, your duties will be those normally required of a non-executive Chairman as summarised in Schedule 1 in addition to the general non-executive director duties referred to at 4.1.2 to 4.1.4 above and the laws, rules and other requirements in 1.1.1 above.

5	Status of Appointment

You will not be an employee of the Company or any member of the Group and this letter shall not constitute a contract of employment. This letter sets out the only payments you will receive for performing your duties, including any appointments to committees of the Board. Accordingly, no other remuneration or benefits will be provided and, in particular, you will not participate in any of the Company’s or Group’s remuneration or benefit programmes, arrangements, schemes or plans, save as set out in this letter.

6	Fees

6.1	In consideration of your appointment as non-executive Deputy Chairman, the Company will pay you a fee of £250,000 per annum pro-rated for the period of this appointment.

6.2	In consideration of your appointment as non-executive Chairman, the Company will pay you a fee of £475,000 per annum, effective from 1 January 2012.

6.3	Sub-paragraphs 6.3.1 to 6.3.5 below shall apply to your fees payable under this clause except where otherwise provided in the Articles:

6.3.1	Your fee is inclusive of service on or chairmanship, if relevant, of any Board Committee.

6.3.2	Your fee(s) will accrue on a daily basis and will be payable on or around the 15th day of each month less any tax and national insurance contributions the Company is obliged to deduct.

6.3.3	Your fee(s) will be subject to review by the Board from time to time.

6.3.4	If for a reason related to your illness, disability or injury, you are unable to carry out your duties, payment of any fee(s) during any period of incapacity will be at the discretion of the Board.

6.3.5	Any specific and additional services rendered by you to the Company will be remunerated on the basis to be agreed by the Board at the time such services are commissioned.

7	Other Benefits

7.1

At the Company’s discretion you will be eligible to participate in the Company’s personal accident scheme and you and your spouse will be eligible to participate in the Company’s private medical insurance scheme, in each case on the terms agreed by the Board. The Company may amend, suspend or terminate these schemes, or any part thereof, at any time in its absolute discretion and you shall have no continuing right to any continued participation. Membership is subject to the rules of the relevant schemes as amended from time to time.

7.2

During your appointment as Chairman, the Company will provide with you with a chauffeur, car and, for business use only, reimburse fuel expenses in accordance with the terms and conditions agreed by the Board, from time to time. Provision of this benefit is discretionary and does not form part of your contractual terms and conditions.

7.3	You will be responsible for any income tax assessed on the benefits set out at 7.1 and 7.2 above.

8	Reimbursement of Expenses

The Company will reimburse you in accordance with the Articles and any expenses procedures from time to time in force for any reasonable expenses properly incurred in performing your duties. All expenses must be properly documented.

9	Independent status

9.1

As an independent director it is important that you remain independent in character and judgement. The Board of the Company has determined you to be independent according to the UK Corporate Governance Code.

9.2

You are required to inform the Group Company Secretary and General Counsel of any circumstances which are likely to affect, or could appear to affect, your independence or judgement and therefore your status as an independent director.

10	Outside Interests

10.1

It is accepted and acknowledged that you have business interests other than those of the Company. As a condition to your appointment commencing you are required to declare any such directorships, appointments and interests to the Board in writing.

10.2

If you take on any additional interests or become aware of any potential conflicts of interests, these must be disclosed to the Group Company Secretary and General Counsel as soon as they arise or become known to you.

10.3

If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the Group you must first discuss the matter with the Board and, if necessary, obtain its consent. Before doing so, you should discuss the matter directly with the Chief Executive, Senior Independent Director and Group Company Secretary and General Counsel.

11	Confidentiality

11.1

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, knowhow, business information or other private or confidential information relating to the business, finances or affairs of the Company, or any customer of the Company, or any other information provided to you on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the Company.

11.2	Paragraph 11.1 will apply (with the necessary amendments) to confidential information of each company in the Group and of any other persons.

11.3

Your attention is drawn to the relevant legislative and regulatory requirements regarding the disclosure of inside or price sensitive information. Any disclosure of such information must be made in accordance with and subject to the requirements set out in the Company’s Matters Reserved to the Board and/or the its Policy on the Protection and Disclosure of Price Sensitive Information as appropriate

12	Induction and training

12.1

Immediately after appointment, the Company will provide a comprehensive, formal and tailored induction. We will also arrange for site visits and meetings with senior and middle management and the Company’s auditors. We will also arrange meetings with major shareholders.

You are responsible for assessing your own on-going training needs and in compliance with the Company’s obligations under the UK Corporate Governance Code you are responsible for meeting with the other directors regularly to discuss and agree their training and development needs.

13	Review process

The performance of individual directors and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role while Deputy Chairman you should discuss them with the current Chairman, and, after you have become the Chairman, you should discuss such concerns with the Chief Executive, Senior Independent Director and/or the Group Company Secretary and General Counsel as soon as is appropriate.

14	Directors’ Liability Indemnity and Insurance

14.1

In the event that you are made a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that you are or were a director of the Company, the Company shall indemnify you against expenses (including legal fees) actually and reasonably incurred by you in connection with such action, suit or proceeding and against judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding to the fullest extent permitted by the Companies Act 2006 as amended and any other applicable law or regulation, as from time to time in effect. Such right of indemnification shall be without prejudice to any other rights to which you may be entitled. The terms and conditions of this indemnity are set out in a separate deed of indemnity entered into or to be entered into between you and the Company.

14.2

The Company has directors’ and officers’ liability insurance and currently intends to maintain such cover for the full term of your appointments. A summary of the cover is included in your Directors’ Information Pack.

15	Independent professional advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the Company’s expense. The Company will reimburse the full cost of expenditure incurred in accordance with the UK Corporate Governance Code and any applicable Company policy. You are invited to discuss any proposed engagement with the Group Company Secretary and General Counsel in advance.

16	Disclosure and Dealings in Shares

16.1

Under the Companies Act 2006, where a director of a company is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company or one that has been entered into by the Company, he must declare the nature and extent of that interest. You may give any such notice at a meeting of the directors, in writing or by general notice.

16.2

During the continuance of your appointments you will be expected to comply (and to procure that your spouse and dependant children comply) where relevant with any rule of law or regulation of any competent authority or of the Company from time to time in force in relation to dealings in shares, debentures and other securities of the Company and unpublished price sensitive information affecting the shares, debentures and other securities of the Company. A copy of the Company’s Share Dealing Code is provided in the Directors’ Information Pack.

16.3

You should also have regard to your duties as a director in light of the UKLA Listing Rules Prospectus, Disclosure and Transparency Rules and UK Corporate Governance Code and obligations arising as a result of the Company’s American Depositary Shares (“ADSs”) being listed on the New York Stock Exchange, as set out in the relevant section in the Directors’ Information Pack.

16.4	The Company currently has no share ownership requirements for its non-executive directors.

17	Companies House formalities

Form APO1, prescribed by the Companies Act 2006, has to be filed at Companies House. A copy is enclosed for you. Please complete this and return it to the Group Company Secretary and General Counsel at our registered office.

18	Termination

18.1	You may resign from your appointment at any time and should you wish to do so are required to serve six months written notice on the Board.

18.2

Continuation of your appointment after retirement from office required under this letter or under the Articles is contingent on satisfactory performance and on your re-election, as and when required, under the Articles. You will not be entitled to compensation if you are not re-elected by shareholders following any such retirement.

18.3	Your appointment may also be terminated in accordance with the provisions of the Articles.

19	Definitions

In this letter:

19.1	“AGM” means the Company’s Annual General Meeting;

19.2	“Articles” means the Company’s Articles of Association from time to time in force;

19.3

“Group” means the Company and any subsidiary or subsidiary undertaking or holding company (as defined in the Companies Acts 2006) of the Company and any subsidiary or subsidiary undertaking or holding company of any subsidiary or subsidiary undertaking or holding company of the Company; and

19.4	“Listing Rules” means the listing rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of the Financial Services and Markets Act 2000.

20	Governing Law

This letter and any non-contractual obligations arising out of or in connection with it is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the Courts of England and Wales as regards any claim or matter arising under this letter.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Yours sincerely

/s/_Ken Harvey

Ken Harvey

Senior Independent Director

For and on behalf of National Grid plc

I hereby acknowledge receipt of and accept the terms set out in this letter.

Signed /s/ Sir Peter Oliver Gershon ……………………………….

Dated 1 August 2011……….

Schedule 1

Role of Chairman (extracted from the March 2011 FRC Guidance on Board Effectiveness)

The Chairman’s role includes:

•	demonstrating ethical leadership;

•	setting a board agenda which is primarily focused on strategy, performance, value creation and accountability and ensuring that issues relevant to these areas are reserved for board decision;

•	ensuring a timely flow of high quality supporting information;

•

making certain that the board determines the nature, and extent, of the significant risks the company is willing to embrace in the implementation of its strategy, and that there are no ‘no go’ areas which prevent directors from operating effective oversight in this area;

•	regularly considering succession planning and the composition of the board;

•	making certain that the board has effective decision-making processes and applies sufficient challenge to major proposals;

•	ensuring the board’s committees are properly structured with appropriate terms of reference;

•	encouraging all board members to engage in board and committee meetings by drawing on their skills, experience, knowledge and, where appropriate, independence;

•	fostering relationships founded on mutual respect and open communication – both in and outside the boardroom – between the non-executive directors and the executive team;

•	developing productive working relationships with all executive directors, and the CEO in particular, providing support and advice while respecting executive Responsibility;

•	consulting the senior independent director on board matters in accordance with the Code;

•	taking the lead on issues of director development, including through induction programmes for new directors and regular reviews with all directors;

•	acting on the results of board evaluation;

•	being aware of, and responding to, his or her own development needs, including people and other skills, especially when taking on the role for the first time; and

•	ensuring effective communication with shareholders and other stakeholders and, in particular, that all directors are made aware of the views of those who provide the company’s capital.

Schedule 2

Guidance for Non-Executive Directors

(extracted from the March 2011 FRC Guidance on Board Effectiveness)

A non-executive director should, on appointment, devote time to a comprehensive, formal and tailored induction which should extend beyond the boardroom. Initiatives such as partnering a non-executive director with an executive board member may speed up the process of him or her acquiring an understanding of the main areas of business activity, especially areas involving significant risk. The director should expect to visit, and talk with, senior and middle managers in these areas.

Non-executive directors should devote time to developing and refreshing their knowledge and skills, including those of communication, to ensure that they continue to make a positive contribution to the board. Being well-informed about the company, and having a strong command of the issues relevant to the business, will generate the respect of the other directors.

Non-executive directors need to make sufficient time available to discharge their responsibilities effectively. The letter of appointment should state the minimum time that the non-executive director will be required to spend on the company’s business, and seek the individual’s confirmation that he or she can devote that amount of time to the role, consistent with other commitments. The letter should also indicate the possibility of additional time commitment when the company is undergoing a period of particularly increased activity, such as an acquisition or takeover, or as a result of some major difficultly with one or more of its operations.

Non-executive directors have a responsibility to uphold high standards of integrity and probity. They should support the chairman and executive directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond.

Non-executive directors should insist on receiving high-quality information sufficiently in advance so that there can be thorough consideration of the issues prior to, and informed debate and challenge at, board meetings. High-quality information is that which is appropriate for making decisions on the issue at hand – it should be accurate, clear, comprehensive, up-to-date and timely; contain a summary of the contents of any paper; and inform the director of what is expected of him or her on that issue.

Non-executive directors should take into account the views of shareholders and other stakeholders, because these views may provide different perspectives on the company and its performance.